120 PASSAIC AVENUE ● FAIRFIELD, NJ 07004-3510 ● 973-244-4500

May 20, 2009

By Edgar, U.S. Mail and Facsimile to (202) 772-9236

Mr. Christian Windsor

Special Counsel

Financial Services Group

United States Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kearny Financial Corp.
File No. 000-51093
Form 10-K for Fiscal Year Ended June 30, 2008
Form 10-Q for Fiscal Period Ended
December 31, 2008
DEF 14A Filed September 29, 2008
File No. 000-51093

Dear Mr. Windsor:

Set forth below are the responses of Kearny Financial Corp. (the “Company”) to the comments contained in the Staff’s letter of comment, dated April 17, 2009. For ease of reference, each comment is reproduced below followed by the Company’s response. In accordance with our discussions with the Staff, the Company will make the requested revisions in future filings. Kearny Financial Corp. is the holding company of Kearny Federal Savings Bank (the “Bank”).

Form 10-K for the Period Ended June 30, 2008

1.	Please refer to our previous Comment 2 in our letter dated February 23, 2009.

a.

Your response indicates that because of acquisitions in 2002 and 2003, you may have had an allowance for loan losses that exceeded the amount required to meet probable losses. Please revise your proposed disclosure to clarify whether you believe your recorded allowance was within the acceptable range of loss for each period.

In conjunction with the discussion concerning the decrease in the ratio of allowance to loan losses to total loans from June 30, 2004 to June 30, 2008, the Company intends to enhance its disclosure by clarifying that the recorded allowance was within the acceptable range of loss for each period. The Company proposes to revise its disclosure as follows:

Mr. Christian Windsor

United States Securities and Exchange Commission

May 20, 2009

“The Company acquired two banks, one in October 2002 and the other in July 2003. The Bank’s allowance for loan losses when combined with the allowance for loan losses from each of the acquisitions as required by GAAP at the time resulted in an allowance for loan losses that reflected a margin for imprecision and uncertainty that is inherent in estimates of probable credit losses. Included in both portfolios were several loan participations of questionable credit quality originated by the Thrift Institutions Community Investment Corporation (“TICIC”). TICIC provides financial institutions a facility to pool resources to provide long-term financing for affordable and senior housing in New Jersey. Given the facts and economic circumstances at the time, the Company increased the allowance allocation attributed to the TICIC portfolio based upon the regulatory classification methodology in use prior to the fiscal year ended June 30, 2008. Loan loss provisions were minimal during the fiscal years ended June 30, 2004, 2005 and 2006 because the recorded allowances were judged to be reasonable and within an acceptable range of estimated probable losses according to the Company’s regulatory classification methodology. As the loan portfolio continued to grow, the ratio of allowance for loan losses to total loans decreased accordingly. By the fiscal year ended June 30, 2007, growth in the loan portfolio necessitated a provision of $571,000 to increase the allowance to the level suggested by the Company’s regulatory classification methodology. During the fiscal year ended June 30, 2008, the Company revised its methodology to provide a more precise measurement of estimated probable losses in accordance with the most recently issued interagency guidance, which necessitated only a minimum provision to bring the allowance within an acceptable range of estimated probable losses at June 30, 2008.”

b.

Your response also states that in 2008, you updated your methodology for the allowance for loan losses to provide a more precise measurement of “potential losses.” This appears to conflict with your disclosure elsewhere in the filing that your allowance for loan losses cover “probable losses.” Please revise your proposed disclosure to correct this inconsistency and if true clarify that your allowance for loan losses provides for probable losses instead of potential losses

The Company will verify that disclosures pertaining to the allowance for loan losses refer to “probable losses” not “potential losses” as shown in the above revised disclosure.

2.

Please refer to our previous Comment 3 in our letter dated February 23, 2009. In your response, you state that because your historical loss rates have been less than $100,000 you utilize external loan performance factors to calculate an allocation based on historical charge-off rates, specifically that you substitute summarized regional loan loss rates from the FDIC in lieu of utilizing your own loss history as adjusted for qualitative factors. Please revise your discussion of the allowance for loan losses beginning on Page 15 to disclose the following:

a.

Please revise to disclose how you have considered Interagency Policy Statements and other guidance when determining the appropriateness of utilizing peer data to estimate your allowance for loan losses, including, but not limited to, the following guidance:

●

Page 11 of the 2006 Interagency Policy Statement that states that reliance on peer data is appropriate when the institution is de novo or is entering into a new product line or geographic area and that this reliance is appropriate only as a short-term remedy until the institution can develop its own loss experience.

Mr. Christian Windsor

United States Securities and Exchange Commission

May 20, 2009

●

Question 15 in the 2006 Interagency Questions and Answers on Accounting for Loan and Lease Losses clarifies that institutions with no or low loss history should first begin with their own loss rates and adjust those rates for qualitative factors.

●	The 2001 Interagency Policy Statement states that the allowance for loan losses is influenced by institution specific factors.

●

Question 6 of EITF Topic D-80 provides guidance that losses should be based on the experience of the creditor and evaluation of creditor specific factors. It further states that in the case of a creditor that has noexperience of its own, it may be appropriate to reference to the experience of other enterprises in the same business.

●	Footnote 23 of the 2006 Interagency Policy Statement clarifies that it is only appropriate to reference peer data when an institution determines that it has no reliable data of its own.

After reviewing the documentation identified above, the Company has determined that because the Company’s historical loss experience is minimal, the allowance for loan losses must be based on SFAS No. 5 for impairment of loans aggregated by similar risk characteristics, focusing primarily on qualitative or environmental factors or SFAS No. 114 for individually impaired loans. As a result, the Company intends to amend that section of its disclosure on the calculation of the allowance for loan losses pertaining to the use of historical loan losses. The proposed disclosure reads as follows.

“The Company’s policy calls for an analysis of historical charge-offs and recoveries for both commercial and residential loans, which utilizes a three step process to arrive at an allocation for this component assuming there is enough historical experience available. A five-year moving average of net charge-off rates by loan category is developed based on the Company’s experience. The average net charge-off rate is then adjusted to factor in the average remaining life of the portfolio by loan category. The adjusted average net charge-off rate is then multiplied by the outstanding loan balance for each loan category (excluding commercial loans identified as impaired, since the Company reserves for them separately) to arrive at an allocation based on historical net charge-off rates.

Over the previous five years, the Company’s commercial and residential loan portfolios have experienced charge-off rates of less than $100,000 each. As a result, because the Company’s historical loss experience is minimal, the allowance for loan losses must be based on SFAS No. 5 for impairment of loans aggregated by similar risk characteristics, focusing primarily on qualitative or environmental factors or SFAS No. 114 for individually impaired loans. There can be no assurance that the Company’s net charge-off rate will remain at this level given the current downturn in the economy and its potential effect on the future performance of the Company’s loan portfolio.”

Mr. Christian Windsor

United States Securities and Exchange Commission

May 20, 2009

b.

Please revise to provide a description of how you validate your allowance for loan loss estimate. In this regard, please discuss whether you back test your methodology for accuracy by comparing actual loan losses experienced compared to your estimate of loan losses for that same period. Please discuss how you incorporate the results of your validation and back testing processes into your current allowance for loan losses methodology.

The Company proposes the following disclosure pertaining to the validation of the allowance for loan losses:

“The Company’s recent historical experience, encompassing the last twenty years through June 30, 2008, was generated during a period of unprecedented and sustained economic expansion. The strong economic and real estate market conditions during that time resulted in minimal loan charge-offs. During 2008 and into 2009, conditions have worsened significantly. Accordingly, validation of the current allowance for loan losses level via comparison to our charge-off history through June 30, 2008, was not considered useful. Going forward, the Company intends to perform validation analyses based upon historical data; however, this analysis will develop over time as useful historical data builds.

Generally, the Company relies on its loan review system, which encompasses several components, to coordinate the gathering of the information necessary to assess the appropriateness of the allowance for loan losses. The Company engages the services of a third party firm specializing in loan review and analysis. This firm reviews the loan portfolio in accordance with a scope determined by senior management and the Asset Quality Committee. The third party loan review firm assists senior management and the board of directors in identifying potential credit weaknesses; in appropriately grading or adversely classifying loans; in identifying relevant trends that affect the collectability of the portfolio and identify segments of the portfolio that are potential problem areas; in verifying the appropriateness of the allowance for loan losses; in evaluating the activities of lending personnel including compliance with lending polices and the quality of their loan approval, monitoring and risk assessment; and by providing an objective assessment of the overall quality of the loan portfolio. The loan review system also includes the internal audit and compliance functions, which operate in accordance with a scope determined by the Audit and Compliance Committee. The internal audit and compliance functions assess the adequacy of and adherence to internal credit policies and loan administration procedures; and monitor compliance with relevant laws and regulations. The loan review system is structured in such a way that the internal audit function maintains the ability to independently audit other risk monitoring functions without impairing its independence with respect to these other functions.”

c.

We note that you evaluate key qualitative factors in your methodology and assign a specific basis point rating based on your assessment of risk. Please clarify your disclosure to state why you then multiply this basis point adjustment by 0.01%, which appears to have the effect of significantly reducing your qualitative factor adjustment.

With respect to the methodology for developing environmental factors, the Company’s identifies risk factors for both the commercial and residential loan portfolios, which are expressed as whole numbers ranging from three for minimal risk to 15 for high risk. The sum of the risk values is multiplied by .01% to convert the environmental risk factor expressed as a whole number to basis points, which is

Mr. Christian Windsor

United States Securities and Exchange Commission

May 20, 2009

then applied against each portfolio total to calculate the environmental factor adjustment. The Company intends to clarify its disclosure as follows:

“The analysis of environmental factors affecting commercial and residential loans begins with the identification of key qualitative factors, which include the level of and trends in delinquencies and non-accrual loans; the effects of changes in credit policy; experience, ability and depth of the lending function’s management and staff; national and local economic trends and conditions; and credit risk concentrations. A level of risk developed from a number of internal and external resources is assigned to each of the qualitative factors utilizing a five point scale ranging from three for minimal risk to 15 for high risk. The sum of the risk values expressed as a whole number is multiplied by .01% to arrive at an overall environmental adjustment factor expressed in basis points, which is then multiplied by the outstanding loan balance for each loan category (excluding commercial loans identified as impaired, since the Company reserves for them separately) to arrive at an allocation based on environmental factors.”

3.

Please refer to our previous Comments 3 and 4 in our letter dated February 23, 2009. Please revise your proposed disclosure to provide tabular disclosures that quantifies each component of the allowance for loan loss (impaired loans, historical charge-offs, environmental factors) for each period presented and explains in appropriate detail the period-to-period changes in each of the components. In this regard, your response seems to imply that over your historical periods, you have recorded an allowance for loan losses that, while appropriate, may have been in the higher end of the range, and in other periods, you have recorded an allowance for loan losses that, while appropriate, may have been in the lower end of the range. Please discuss how you determine the best estimate within the range, and clearly disclose any changes in the factors considered from period to period when making this determination.

The first table shown below is similar to the Company’s table on Page 17 of its June 30, 2008, Form 10-K, which presents the allocation of allowance for loan losses, but revised to segregate the allowance allocation attributed to the TICIC participations from the multi-family and commercial category. The second table quantifies the components of the allowance for loan losses as of each reporting date. The two tables should be read in conjunction with each other. The Company intends to clarify its disclosure pertaining to the allocation of allowance for loan losses as follows:

“The following table sets forth the allocations of the allowance for loan losses by loan category at the dates indicated. The portion of the loan loss allowance allocated to each loan category does not represent the total available for future losses, which may occur within the loan category since the total loss allowance is a valuation reserve applicable to the entire portfolio.

Mr. Christian Windsor

United States Securities and Exchange Commission

May 20, 2009

	At June 30,
	2008	2007	2006	2005	2004
	(Dollars in Thousands)
Real estate mortgage:
One-to-four family	$3,131	$1,854	$1,582	$1,514	$1,422
Multi-family & commercial	774	1,588	1,028	1,378	1,485
TICIC participations	1,160	2,014	2,105	1,990	1,873
Commercial business	46	27	34	50	57
Consumer:
Home equity loans	756	356	286	182	131
Home equity lines of credit	70	46	39	47	52
Passbook or certificate	—	—	—	—	—
Other	43	34	27	120	4
Construction	124	130	350	135	120
Total	$6,104	$6,049	$5,451	$5,416	$5,144

The following table sets forth the allowance for loan losses by component for each period presented.

	At June 30,
	2008	2007	2006	2005	2004
	(Dollars in Thousands)
Specific:
TICIC participations	$1,160	$—	$—	$—	$115
Other	3	—	—	—	—
General:
TICIC participations	—	2,014	2,105	1,990	1,758
Other	—	225	218	913	917
Environmental	4,646	3,810	3,128	2,500	2,354
Sub-total	5,809	6,049	5,451	5,403	5,144
Unallocated	295	—	—	13	—
Total	$6,104	$6,049	$5,451	$5,416	$5,144

Prior to the fiscal year ended June 30, 2008, the Company utilized a regulatory classification methodology to estimate the allowance for loan losses. Specifically, the regulatory classification methodology relied on benchmarks (e.g., 15% Substandard, 50% Doubtful and 100% Loss) to determine the allowance for loan losses. The Company’s allowance for loan losses when combined with the allowance for loan losses from bank acquisitions in 2002 and 2003, as required by GAAP at the time, resulted in an allowance for loan losses that reflected a margin for imprecision and uncertainty that is inherent in estimates of probable credit losses. Included in the portfolios of both institutions were several loan participations of questionable credit quality originated by TICIC. Given the facts and economic circumstances at the time, the Company increased the allowance allocation attributed to the TICIC portfolio based upon the Company’s regulatory classification methodology. The amount is reported in the second table under “general” but is considered by the Company to include an “environmental” element as well. The amount of the environmental portion was not readily separable from the general component. The environmental components for the fiscal years prior to 2008 have been calculated as the

Mr. Christian Windsor

United States Securities and Exchange Commission

May 20, 2009

entire allowance for loans losses less specific, general and unallocated reserves. The general reserves were determined to be those based upon the regulatory classification methodology in use at those dates.

Loan loss provisions were minimal during the fiscal years ended June 30, 2004, 2005 and 2006 because the recorded allowances were judged to be reasonable and within an acceptable range of estimated probable losses according to the Company’s regulatory classification methodology. By the fiscal year ended June 30, 2007, growth in the loan portfolio necessitated a provision of $571,000 to increase the allowance to the level suggested by the Company’s regulatory classification methodology.

During the fiscal year ended June 30, 2008, the Company revised its methodology to provide a more precise measurement of estimated probable losses in accordance with the most recently issued interagency guidance. The use of this new methodology did not result in a material change in the overall level of the allowance for loan losses, but did increase the precision of the “specific”, “general” and “environmental” components reflected within the allowance. The provision recorded during the year ended June 30, 2008, which was determined based on the newly implemented methodology, was not materially different, on an overall basis from what it would have been required under the prior methodology. The change in underlying methodology converted what had been “general” reserves (attributed primarily to TICIC participations) into more precisely defined “specific” and “environmental” components. Because the Company’s historical loss experience is minimal, the allowance for loan losses must be based on SFAS No. 5 for impairment of loans aggregated by similar risk characteristics, focusing primarily on qualitative or environmental factors or SFAS No. 114 for individually impaired loans.

At June 30, 2007, the Company had $1.5 million in loans classified as substandard and $1.9 million in loans classified as doubtful. These loans were not considered by the Company to be impaired at June 30, 2007; however, in keeping with the regulatory classification methodology approach, general reserves of 15% on substandard loans and 50% on doubtful loans were provided. In conjunction with revising the methodology for estimating the allowance for loan losses the Company re-evaluated those loans for impairment under SFAS No. 114. As a result, at June 30, 2008 loans totaling $2.5 million were determined to be impaired and $1.2 million of specific reserves were recorded on these loans. The specific reserves on these loans at June 30, 2008, were not materially different than what would have been calculated as general reserves at June 30, 2007, using the former regulatory classification methodology. The allocation of the “environmental” component was more skewed toward one-to-four family mortgages and home equity loans and less so to multi-family and commercial mortgages than at prior points in time due to worsening economic and real estate market conditions leading up to June 30, 2008. The trend was supported by delinquency statistics as of June 30, 2007 and 2008. For example, at June 30, 2007 and 2008, delinquent one-to-four family mortgages and home equity loans totaled $3.4 million and increased to $4.8 million, respectively, compared to delinquent multi-family and commercial mortgages, which totaled $7.3 million and decreased to $4.3 million, respectively, at the same dates.”

4.

Please revise your disclosure on Page 17 to separately break out any unallocated portions of your allowance for loan losses. Please revise your narrative discussion regarding trends in the allowance for loan losses and provision for loan losses to discuss the reasons for fluctuations in this amount from period-to-period and provide us with your proposed disclosures.

Mr. Christian Windsor

United States Securities and Exchange Commission

May 20, 2009

The Company intends to clarify its disclosure pertaining to the allocation of allowance for loan losses, specifically the unallocated portion, as follows:

	At June 30,
	2008	2007	2006	2005	2004
	(Dollars in Thousands)
Specific:
TICIC participations	$1,160	$—	$—	$—	$115
Other	3	—	—	—	—
General:
TICIC participations	—	2,014	2,105	1,990	1,758
Other	—	225	218	913	917
Environmental	4,646	3,810	3,128	2,500	2,354
Sub-total	5,809	6,049	5,451	5,403	5,144
Unallocated	295	—	—	13	—
Total	$6,104	$6,049	$5,451	$5,416	$5,144

“Prior to the fiscal year ended June 30, 2008, the Company utilized a regulatory classification methodology to estimate the allowance for loan losses. Specifically, the regulatory classification methodology relied on benchmarks (e.g., 15% Substandard, 50% Doubtful and 100% Loss) to establish the allowance for loan losses. The Company determined that the allowance for loan losses was being maintained at a level appropriate to absorb estimated probable loan losses at the close of each reporting period. At June 30, 2004, 2006 and 2007, the calculated allowance for loan losses approximated the allowance for loan losses recorded on the Company’s books and management determined that there was no need for an unallocated portion. The differences were not considered material.

During the fiscal year ended June 30, 2008, the Company revised its methodology to provide a more precise measurement of estimated probable losses in accordance with the most recently issued interagency guidance. The change in underlying methodology converted what had been “general” reserves into more precisely defined “specific” and “environmental” components.  The allowance for loan losses includes a reserve identified as unallocated to cover inherent losses that are not attributable to any particular loan category which have not been otherwise reviewed or measured on an individual basis. Management, recognizing the increased level of uncertainty in the economy and real estate market at June 30, 2008, determined that a small unallocated reserve was appropriate at that time. The unallocated portion represents a margin for imprecision and uncertainty that is inherent in estimates of probable credit losses.”

5.

Please refer to our previous Comment 7 in our letter dated February 23, 2009. It appears that your efficiency ratio excluding gain/loss on securities identified as non-recurring is a prohibited non-GAAP measure under Item 10(e)(ii) of Regulation S-K since you have incurred gain/loss on securities in two of the three prior years and are likely to incur it again in the future. Therefore, please remove this measure from your disclosures or tell us why you believe it is not a prohibited non-GAAP measure.

To comply with Item 10(e)(ii) of Regulation S-K the Company will eliminate from the Selected Financial Data table reference to an efficiency ratio that excludes gain/loss on securities. To that end, the

Mr. Christian Windsor

United States Securities and Exchange Commission

May 20, 2009

Company removed the non-GAAP measure from the financial highlights section of its earnings release for the quarter and nine months ended March 31, 2009.

The Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are pleased to be able to provide the foregoing information. If you require any further information regarding the foregoing matters, please do not hesitate to call Mr. Ledgerwood at (973) 244-4025.

Sincerely,

/s/ John N. Hopkins
John N. Hopkins
President and Chief Executive Officer

/s/ William C. Ledgerwood
William C. Ledgerwood
Senior Vice President and
Chief Financial Officer

cc:	Ms. Rebekah Blakeley Moore
Mr. Michael Volley
Mr. Michael Clampitt